Mail Stop 4561

March 24, 2009

Mr. Peter G. Walsh
Executive Vice President, Chief Financial Officer and Treasurer
FactSet Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

> **Re:** **FactSet Research Systems Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed October 30, 2008**
> **Form 10-Q for the Quarterly Period Ended November 30, 2008**
> **Filed January 9, 2009**
> **Form 8-K Filed on December 16, 2008**
> **File No. 001-11869**

Dear Mr. Walsh:

      We have reviewed your response letter dated February 13, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 23, 2009.

Form 10-K for the Fiscal Year Ended August 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Use of Non-GAAP Financial Measures, page 21

1.   Your response to prior comment number 2 indicates that you will expand your disclosures related to your non-GAAP effective tax rates. Please confirm that you also intend to provide a reconciliation from your GAAP effective tax rate to your non-GAAP effective tax rate pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

2.   We note your response to prior comment number 2; however, it remains unclear to us how your current disclosures comply with Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we note that your current disclosures are general in nature and you have not provided a quantitative reconciliation between the GAAP and non-GAAP measures. For each non-GAAP measure presented, please tell us how you determined compliance with each of the requirements of Item 10(e)(1)(i) of Regulation S-K and as applicable, each of the bullet points set forth in the answer to Question 8 of the FAQ.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page 47

3.   We note your response to prior comment number 4; however, we do not believe you have provided a complete analysis under EITF 98-3 to support your conclusion that you acquired a business. In this regard, we note that your discussion of the processes acquired is limited to certain database processes, but does not address the strategic management processes, operational processes or resource management processes necessary for normal, self-sustaining operations. We also note that your response addresses the various elements included in your acquisition, but you have not discussed the elements that were not included, nor have you explained whether you believe that the missing elements were minor and their absence would not cause one to conclude that the transferred set is not a business. Please provide us with the three-step process set forth in paragraph 7 of EITF 98-3 to support your conclusions.

4.   Your response to prior comment number 4 indicates that certain of Thompson's contracts were assigned to you and that these contracts are binding and will generate ongoing revenue. Please tell us whether you are the sole provider of the Thomson Fundamental database and tell us if you received all of the client contracts for the Thomson Fundamental database as part of the acquisition. As part of your response, please tell how you considered recognizing these client contracts separately as an amortizable intangible asset. Refer to paragraph A20 of SFAS 141.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief